Mail Stop 4561

October 8, 2008

Mr. Henryk Dabrowski
President and Director
Alternet Systems, Inc.
#610-815 West Hastings Street
Vancouver, BC, V6C 1B4

> **Re: Alternet Systems, Inc.**
> **Form 10-KSB and 10-KSB/A for the Fiscal Year Ended**
> **December 31, 2007**
> **File No. 000-31909**

Dear Mr. Dabrowski:

We have completed our review of your Form 10-KSB and 10-KSB/A for the Fiscal Year Ended December 31, 2007 and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Christine Davis
Assistant Chief Accountant